UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Estee Lauder 1994, Trust (1)
   c/o Leonard A. Lauder, Trustee
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   06/30/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Trust with Insider Trustees
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |06/04/|C (2| |189,041           |A  |           |                   |(2)   |                           |
                           |2001  |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |06/05/|S (3| |1,900,000         |D  |$41.00     |                   |(3)   |                           |
                           |2001  |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |06/05/|P (3| |1,900,000         |A  |$41.00     |                   |D     |                           |
                           |2001  |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |06/05/|J (4| |2,671,610         |D  |           |6,598,951 (5,6)    |D     |                           |
                           |2001  |)   | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Class B Common Stock  |1:1     |06/04|C (2| |189,041    |D  |Immed|NA   |Class A Comm|189,041|NA     |(7)         |(7)|            |
                      |        |/2001|)   | |           |   |.    |     |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Contract (4)          |(4)     |06/05|J (4| |(4)        |D  |(4)  |(4)  |Class A Comm|(4)    |(4)    |0           |D  |            |
                      |        |/2001|)   | |           |   |     |     |on Stock    |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Designated filer on behalf of (a) the Reporting Person (the "EL 1994 Trust"), a 10% owner of the Issuer, (b) Ronald S. Lauder ("RSL"), a Director, executive officer (Chairman of Clinique Laboratories, Inc. and Estee Lauder International, Inc.) and a 10% owner of the Issuer, (c) Leonard A. Lauder ("LAL"), Chairman of the Board of Directors and a 10% owner of the Issuer, and
(d) Evelyn H. Lauder ("EHL") (who is the spouse of LAL), an
executive officer (Senior Corporate Vice President) of the
Issuer.
(2) On June 4, 2001, RSL converted 189,041 shares of Class B Common Stock owned directly by RSL into an equal number of shares of Class A
Common owned directly by
RSL.
(3) On June 5, 2001, the EL 1994 Trust purchased from RSL 1,900,000 shares of Class A Common Stock (the "Purchased Shares"). As a result of the purchase, the form of RSL's ownership of the Purchased Shares has changed form direct to indirect to the extent he has a pecuniary interest in such securities and, to the extent he does not have a pecuniary interest in such securities, RSL has disposed of his beneficial ownership in the
Purchased
Shares.
(4) On June 5, 2001, the EL 1994 Trust delivered 2,671,610 shares of Class A Common Stock to the Estee Lauder Automatic Common Exchange
Security Trust (the "TRACES Trust"), a trust not affiliated with any Reporting Person of the Issuer, pursuant to a forward purchase agreement (the
"Contract") entered into on June 2, 1998 in connection with certain securities issued by the TRACES Trust. The EL 1994 has no further obligations to deliver shares under the Contract. The TRACES Trust's offering and the Contract are further described in the EL 1994 Trust's Form 4 for June 1998 filed with the Commission on July 10,
1998.
(5) These shares are owned directly by the EL 1994 Trust and indirectly by RSL as co-Trustee and beneficiary of the EL 1994 Trust and LAL as co-Trustee and beneficiary of the EL 1994 Trust. RSL and LAL each disclaim beneficial ownership of such shares to the extent they do not have a pecuniary interest in such securities. EHL disclaims beneficial ownership of the securities owned indirectly by her spouse, LAL, through the EL 1994
Trust.
(6) After the transactions above, the amounts of Class A Common Stock beneficially at June 30, 2001 owned by:
(a) RSL includes (i) 1,000,000 shares held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder 1996 Trust,
(iii) 6,598,951 held indirectly as co-Trustee and beneficiary of the EL 1994 Trust and (iv) 15,384 shares held indirectly as a general partner of Lauder
& Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.). RSL disclaims beneficial ownership of the shares in clauses (a)(ii), (iii) and (iv) to the extent he does not have a pecuniary interest in such securities. RSL has a short position of 7,394,986 shares of Class A Common Stock established prior to the Issuer's initial public offering. See (7) below for information relating to RSL's direct and indirect holdings of Class B
shares.
(b) LAL includes (i) 4,901,280 shares held directly, (ii) 6,598,951 shares indirectly as a co-Trustee and beneficiary of The Estee Lauder 1994 Trust
(does not include the ownership of 12,189,852 shares of Class B Common Stock, which are convertible into a like number of shares of Class A
Common Stock), (iii) 2,531,471 shares indirectly as grantor of the GRAT (does not include the ownership of 3,829,216 shares of Class B Common
Stock, which are convertible to a like number of shares of Class A Common Stock), (iv) 3,579,302 shares indirectly as the sole individual general partner of LAL Family Partners L.P. and the majority stockholder of LAL Family Corporation, which is the sole corporate partner of LAL Family Partners
L.P. (a limited partnership in which LAL has sole voting and investment power) (does not include the ownership of 42,705,540 shares of Class B
Common Stock, which are convertible into a like number of shares of Class A Common Stock), (v) 15,384 shares indirectly as a general partner of
Lauder & Sons L.P. (LAL is also a trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.) (does not include the ownership of 3,846,154 shares of Class B Common Stock, which are convertible into a like number of shares of Class A Common Stock), and (vi) 390,000 shares indirectly which are held directly by his spouse, EHL. LAL disclaims beneficial ownership of the shares in clauses 6 (b) (ii),
(iii), (iv) and (v) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause 6
(b) (vi) owned by his spouse.
(c) EHL includes (i) 390,000 shares held directly, (ii) 4,901,280 shares held directly by her spouse, LAL, and (iii) 12,725,108 shares held indirectly by her spouse, LAL (see 6 (b) (ii), (iii), (iv) and (v) above regarding Class B shares). EHL disclaims beneficial ownership of securities owned directly and indirectly by her spouse,
LAL.
(7) At June 30, 2001, RSL beneficially owned 45,372,503 shares of Class B Common Stock as follows: (i) 29,333,315 held directly, (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder 1996 Trust,
(iii) 12,189,852 shares held indirectly as co-Trustee and beneficiary of the EL 1994 Trust, and (iv) 3,846,154 shares held indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee
Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.). RSL disclaims beneficial ownership of the shares in clauses (ii), (iii) and
(iv) to the extent he does not have a pecuniary interest in such securities.
Joint Filer
Information
Name: Ronald S.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
06/30/2001
Signature: /s/ Ronald S.
Lauder
Name: Leonard A.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
06/30/2001
Signature: /s/ Leonard A.
Lauder
Name: Evelyn H.
Lauder
Address: The Estee Lauder Companies
Inc.
767 Fifth
Avenue
New York, NY
10153
Designated Filer: The Estee Lauder 1994
Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Date of Event Requiring Statement:
06/30/2001
Signature: /s/ Evelyn H.
Lauder
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder, Trustee
DATE
07/03/2001